UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                                                        FORM 12b-
                 25             SEC FILE NUMBER
                            33-64520

                   NOTIFICATION OF LATE FILING

(Check One): [X]  Form 10-K [ ] Form 20-F  [ ] Form 11-K  [ ]
Form 10-Q
[   ]  Form N-SAR


For Period Ended December 31, 2001
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended __________________



Read Instruction (on back page) Before Preparing Form.  Please
Print Or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

Part I - Registrant Information

Full Name of Registrant:
BANK BUILDING CORPORATION

Address of Principal Executive Office:
9112 Virginia Avenue

City State and Zip Code:
Bassett, Virginia  24055


Part II - Rules 12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

       (a) The reasons described in reasonable detail in Part
       III of this form could not be eliminated without unreasonable effort or expense;

     [X](b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or
       Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                                                                 (c) The
accountant's
       statement or other exhibit required by Rule 12b-25( c) has been attached, if applicable


Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and
Form 10-KSB, 20-F, 11-K,   10-Q and Form 10-QSB, N-SAR, or
transition report or portion thereof could not be filed within the prescribed period.


Worth Harris Carter, Jr. is President, Chairman of the Board and Chief Financial Officer of Bank Building Corporation. On Saturday, March 9, 2001, his son was involved in a serious motorcycle accident in Florida. His son's major injury was the breaking both the front and back of his pelvis with a five-inch separation in the front. In addition, he had numerous fractures around one eye, numerous broken bones in one wrist and hand, a fractured kneecap and a severely dislocated elbow. One major operation was performed in Florida. On Wednesday, March 13, he was transported by air to Baptist Hospital in Winston-Salem, North Carolina. Two additional major operations were performed on Monday, March 18 and Tuesday, March 19.

On Thursday, March 14, a local ophthalmologist examined Mr. Carter's wife and discovered a growth behind her right eye. She has had a recent history of cancer, having had her bladder removed in 2000 and a portion of one lung removed in December 2001. The only treatment for the tumor is radiation and time was of the essence for these treatments to begin. A series of twelve treatments began on Tuesday, March 25.

Because of the time spent with dealing with these two family emergencies, the Company has not been able to finalize its financial statements for submission to the Companies independent auditors and to the Audit Committee. Both situations are expected to stabilize shortly and the financial statements and Form 10-KSB completed within the prescribed time.


Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

George Gutshall              276-656-1776

(2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                       [X]  Yes  [  ]  No

(3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                       [  ]  Yes  [X]  No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


BANK BUILDING CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

March 27, 2001 by

\s\ Worth Harris Carter, Jr.
Worth Harris Carter, Jr.
President, Chairman of the Board and Chief Financial Officer


                            ATTENTION

Intentional misstatements or omissions of fact constitute Federal
            Criminal Violations (See 18 U.S.C.  1001)